SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

SUNSTONE HOTEL PARTNERSHIP, LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

4.60% Exchangeable Senior Notes due 2027

(Title of Class of Securities)

86801FAA4

(CUSIP Number of Class of Securities)

Kenneth E. Cruse

Chief Financial Officer

903 Calle Amanecer, Suite 100

San Clemente, CA 92673

(949) 369-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Alison S. Ressler

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$130,208,400	$7,265.63

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of $186,012,000 aggregate principal amount of the issuer’s 4.60% Exchangeable Senior Notes due 2027 at the purchase price of $700 per $1,000 principal amount of such notes plus accrued and unpaid interest up to but excluding the payment date.

(2)	The amount of the filing fee was calculated at a rate of $55.80 per $1,000,000 of transaction value.

☒      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,265.63	Filing Party: Sunstone Hotel Partnership, LLC

Form or Registration No.: SC TO-I/A	Date Filed: May 6, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 3 (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Sunstone Hotel Partnership, LLC (the “Operating Partnership”), a wholly owned subsidiary of Sunstone Hotel Investors, Inc. (“Sunstone”), on April 17, 2009, as amended and supplemented on April 22, 2009 and May 6, 2009, in connection with its offer to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement (as amended and supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (as amended and supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”), any and all of its outstanding 4.60% Exchangeable Senior Notes due 2027 (the “Notes”), and to the Operating Partnership’s solicitation, upon the terms and subject to the conditions set forth in the Offer Documents, of consents (the “Consents”) from the registered holders of the Notes (i) to adopt a proposed amendment (the “Proposed Amendment”) to the Indenture under which the Notes were issued (the “Indenture”) and (ii) to execute a supplemental indenture to the Indenture to effect the Proposed Amendment.

The information in the Offer Documents, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Final Amendment, except that that such information is hereby amended and supplemented to the extent specifically provided herein.

This Final Amendment is being filed solely to announce the final results of the Offer. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer Documents.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph at the end thereof:

“The tender offer and consent solicitation expired at 12:00 midnight, New York City time, on Tuesday, May 19, 2009.”

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On May 20, 2009, Sunstone Hotel Investors, Inc. issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Tuesday, May 19, 2009. A copy of the press release is filed as exhibit (a)(5)(iv) to this Final Amendment and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(iv) Press Release, dated May 20, 2009, filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2009	Sunstone Hotel Partnership, LLC

	By:	Sunstone Hotel Investors, Inc., its Managing Member

	By:	/s/ Kenneth E. Cruse
	Name:	Kenneth E. Cruse
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibits filed as a part of this Schedule TO are listed below.

Exhibit Number	Description
(a)(1)(i)*	Offer to Purchase and Consent Solicitation Statement, dated April 17, 2009.

(a)(1)(ii)*	Form of Letter of Transmittal and Consent (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)***	Supplement to Offer to Purchase and Consent Solicitation Statement, dated April 22, 2009.

(a)(1)(iv)****	Supplement to Offer to Purchase and Consent Solicitation Statement, dated May 6, 2009.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)**	Press Release, dated April 16, 2009.

(a)(5)(ii)*	Form of Summary Announcement.

(a)(5)(iii)****	Press Release, dated May 6, 2009.

(a)(5)(iv)	Press Release, dated May 20, 2009, filed herewith.

(b)(1)	Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 99.1 to Form 8-K, filed by Sunstone on July 18, 2006).

(b)(2)	First Letter Amendment, dated as of August 14, 2006, to Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by Sunstone on November 1, 2006).

(b)(3)	Second Letter Amendment, dated as of May 23, 2007, to Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by Sunstone on August 8, 2007).

Exhibit Number	Description

(b)(4)	Third Letter Amendment, dated as of November 25, 2008, to Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., the Subsidiary Guarantors (as defined therein), the Initial Lenders (as defined therein), the Initial Issuing Bank (as defined therein), the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.11.3 to Form 10-K, filed by Sunstone on February 12, 2009).

(d)(1)	Indenture, dated as of June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Form 10-Q filed by Sunstone on August 8, 2007).

(d)(2)	First Supplemental Indenture, dated as of June 18, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.2 to Form 10-Q filed by Sunstone on August 8, 2007).

(d)(3)	Second Supplemental Indenture, dated as of June 27, 2007, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.3 to Form 10-Q filed by Sunstone on August 8, 2007).

(d)(4)*	Third Supplemental Indenture, dated as of July 29, 2008, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association.

(d)(5)****	Form of Fourth Supplemental Indenture among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc., certain subsidiaries of Sunstone Hotel Investors, Inc. and Wells Fargo Bank, National Association.

(d)(6)*	Registration Rights Agreement, dated June 18, 2007, by and among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC as the initial purchasers.

(d)(7)*	Registration Rights Agreement, dated June 27, 2007, by and among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. and Bear, Stearns & Co. Inc., Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC as the initial purchasers.

(g)	None.

(h)	None.

*	Previously filed on Schedule TO on April 17, 2009.
**	Previously filed on Schedule TO-C on April 16, 2009.
***	Previously filed on Amendment No. 1 to Schedule TO on April 22, 2009.
****	Previously filed on Amendment No. 2 to Schedule TO on May 6, 2009.